June 15, 2011

Ms. Sasha S. Parikh
Staff Accountant
U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, DC 20549-4720

Re:	Chembio Diagnostics, Inc.
Item 4.01 Form 8-K
Filed May 31, 2011
File No.: 000-30379

Dear Ms. Parikh,

This letter provides the Chembio’s response to the Staff’s comments in its letter dated Kune 8, 2011 concerning the Company’s Form 8-K filed on May 31, 2011 (the “Form 8-K”). The responses below are numbered to correspond with the comments in the Staff’s letter.

1.
Please revise your disclosure to state whether the former accountant resigned, declined to stand for re-election or was dismissed and the specific date thereof, as required by Item 304(a)(l)(i) of Regulation S-K.  Your revised disclosure should also indicate whether the decision to change accountants was recommended or approved by the board of directors.

Response to Comment 1:
In response to the Staff’s comments, and based on telephonic messages with the Staff, on June 13th and 14th of 2011, the Company filed an Amended Form 8-K with the SEC on June 15, 2011 to incorporate the Staff’s June 8, 2011 comments.

2.
Please obtain an updated letter from your former accountants stating whether the accountants agree with the statements made in your revised Form 8-K and file the letter with your revised Form 8-K as Exhibit 16.

Response to Comment 2:
When the Company filed its Amendment No. 1 to Form 8-K/A on June 15, 2011, it included as Exhibit 16 a letter dated June 15, 2011 from its former accountants.

In connection with the Company’s Amendment No. 1 to Form 8-K/A, the Company acknowledges the following: (i) the Company is responsible for the adequacy and accuracy of the disclosure in the Amendment No. 1 to Form 8-K/A; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Amendment No. 1 to Form 8-K/A; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you wish to discuss any of these matters, please contact me at (631) 924-1135.

Very truly yours,

/s/ Lawrence A. Siebert
Lawrence A. Siebert
Chief Executive Officer

3661 Horse block Road, Medford New York 11763 USA
Tel: (631) 924-1135 Fax: (631) 924-6033 E-Mail: info@chembio.com Website: www.chembio.com